Exhibit 17.1

From: Timothy Collins

Sent: Monday, August 10, 2015 5:33 PM

To: Michael Johnson; Chris Anthony; James Gevarges; Ron Dutt; Timothy Collins

Subject: TC Board Resignation

August 10, 2015

Please accept my resignation as Executive Chairman of the Board of Directors of Flux Power Corporation.

Please do not consider this as my withdrawing support for Flux and it's goal of replacing Lead acid Batteries in motive devices.

I will continue to support Flux as an individual, an executive in KleenSpeed Technologies and as an Investment Banker.

I just feel at this time that Flux is not embracing my suggestions as a Board member and my desire to make the management team more effective. I am certain however that Flux will be successful in the future and I will continue to make a contribution as a shareholder and from outside the company.

Best to all

Timothy Collins